JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
David Mayman	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
David Mayman	Sole Director	Since inception

Our chief executive officer works full time for us. During the past 5 years, Mr. Mayman has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our sole officer and director, we do not have any employees.

Executive Officers

David Mayman, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Mayman is the founder and has served as the CEO, Treasurer and sole director of the Company since September 2016. He is a passionate aviator and entrepreneur with more than 30 years business experience. He holds a commercial pilot licence in the United States and private helicopter licences in the United States, Australia and Europe. He has extensive experience as a management consultant to large corporations in a wide range of industries including mining, banking and insurance. He has been involved in company start-ups in the resources, software and digital media sectors as an investor, executive and director. Most recently, Mr. Mayman was Director of International Business Development at MarketBoomer from 2003 to 2015 and since June 2015, has served as CEO of JetPack Aviation Limited in Hong Kong, our wholly owned subsidiary. Mr Mayman holds a Bachelor of Business Administration from KCAE, University of Technology Sydney, Australia.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in the fourth quarter of 2016.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Mayman	4,800,000 shares of common stock	57.82%
Nelson Tyler	3,200,000 shares of common stock	38.55%